EXHIBIT 99.10

CONSENT OF JERRY PERKINS

Reference is made to the Annual Information Form (“AIF”) of Exeter Resources Corporation (the “Company”), which contains certain scientific and technical information related the Company’s Caspiche project, for which, unless otherwise specifically noted in the AIF, I was responsible for the preparation.

I hereby consent to the inclusion of references to my name in the Annual Report on Form 40-F of the Company, which is being filed with the United States Securities and Exchange Commission.

Dated this 30th day of March, 2012.

/s/ Jerry Perkins
Name: Jerry Perkins